Media release Credit Suisse signs agreements with Butterfield and Gasser Partner to sell its global trust business Page 1 September 6, 2022 Zurich, Hamilton and Vaduz, September 6, 2022 – Credit Suisse has signed two agreements to sell the Credit Suisse Trust business to Butterfield and Gasser Partner. All parties are committed to ensuring a seamless transition with a focus on the continuation of services for clients. Credit Suisse has signed separate agreements with The Bank of N.T. Butterfield & Son Limited (Butterfield) and Gasser Partner Trust reg. (Gasser Partner) for the sale of Credit Suisse’s global trust business (Credit Suisse Trust, CST), while CST entities will continue to operate with a limited number of clients. Under separate agreements, Butterfield will acquire CST’s businesses based in Guernsey, Singapore, and The Bahamas, while Gasser Partner will acquire CST’s Liechtenstein business. The transaction with Butterfield is expected to close in the first half of 2023 and is subject to customary conditions, including regulatory approvals. The transfer of the trust structures in Liechtenstein will occur on a rolling basis and is also expected to complete in the first half of 2023. Upon completion of the transactions, Butterfield and Gasser Partner will take over the ongoing management and administration of most of the trust structures in the respective jurisdictions. A significant portion of CST’s employees are expected to transfer to Butterfield. The CST-related legal entities and any residual business will be wound down by Credit Suisse over the next few years. All parties are committed to ensuring a seamless transition with a focus on the continuation of services for trust clients. With the completion of the transfers, clients will have continued access to sophisticated and comprehensive trust services through either Butterfield or Gasser Partner. Butterfield is a leading offshore bank and trust company headquartered in Bermuda and has been providing international private trust services for over 80 years. Butterfield has grown through a combination of ongoing organic growth and successful acquisitions, examples of which include the trust and company administration businesses of the Guernsey-based Legis Group in 2014, the Bermuda-based trust unit of HSBC in 2016, and Deutsche Bank’s Global Trust Solutions business in 2018. Today, Butterfield’s trust business employs more than 230 professionals and consists of independently incorporated trust companies located in The Bahamas, Bermuda, the Cayman Islands, Guernsey, Singapore, and Switzerland as well as a support service center in Mauritius. Gasser Partner is a registered trust company and forms part of the Gasser Partner law firm in Liechtenstein, which advises high-net-worth individuals and institutional clients in all areas of law, including fiduciary services, employing more than 50 professionals. It has been operating for over 70 years and has offices in Vaduz, Zurich, and Vienna. Today, Gasser Partner already partners with CST’s Liechtenstein business in providing quality trust and fiduciary services to clients. Michael Strobaek, Head of Investment Solutions & Sustainability at Credit Suisse, states: "Credit Suisse regularly reviews its product and services portfolio to meet the evolving needs of our clients. Over the past months we have carefully considered how we can best continue to serve our clients who have sophisticated trust needs. Both Butterfield and Gasser Partner specialize in full-service trust structures and solutions dedicated to clients with bespoke needs."

Media release Page 2 September 6, 2022 January 1, 2022 Michael Collins, Butterfield’s Chairman and Chief Executive Officer, adds: “Credit Suisse is a preeminent wealth management franchise, and we are delighted to be acquiring its trust management activities in strategically important markets for our company. This transaction expands our global trust operations in Singapore, Guernsey, and The Bahamas and enhances our fee-based revenue income. This is another important step in our strategy to grow through M&A in markets where we have scale and have a market leadership position. It underscores our continuing commitment to expand Butterfield’s presence in Asia, the Channel Islands, and The Bahamas”. Johannes Gasser, senior partner at Gasser Partner, enthuses: "We have been privileged to provide services to Credit Suisse Trust in Liechtenstein during many years in the past – as lawyers and as a licensed fiduciary. Over time, we have had the pleasure of building relationships with clients and employees of Credit Suisse Trust and these relationships enjoy a level of trust we strive to earn every day. We know what privilege and duties we will be taking over from Credit Suisse Trust, and we are determined to live up to them." About Credit Suisse Credit Suisse is one of the world's leading financial services providers. Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities, and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 51,410 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com. About Butterfield Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey, and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore, and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management, and lending solutions for individual, business, and institutional clients. Wealth management services are composed of trust, private banking, asset management, and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore, and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). About Gasser Partner Gasser Partner is one of the leading and largest law firms in Liechtenstein. Since 1954, Gasser Partner is determined to create trust in the relationships with their clients. Having mostly an entrepreneurial background, clients expect practical solutions and responsive advice from Gasser's partners and associates which are proudly provided. As a full-service firm, Gasser Partner has developed strong expertise and experience in foundation and trust law, and such advice has led many clients to demand that they also add fiduciary services to the legal services for their wealth, estates, and families. Asset protection and cutting-edge legal advice is understood to be paramount in the administration of trusts and foundations for ultra high-net-worth individuals and corporations. Partners of Gasser Partner are also notaries and fiduciaries who are fully licensed by the Liechtenstein Financial Market Authority. Credit Suisse Group AG: Cautionary statement regarding forward-looking information For purposes of the following statement, the terms “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following: our plans, targets or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements. For further information Media Relations Credit Suisse, Tel. +41 844 33 88 44, media.relations@credit-suisse.com Butterfield Group Communications, Tel. +1 441 299 1624, nicky.stevens@butterfieldgroup.com Gasser Partner, Dr. Johannes Gasser, LL.M. Tel. +423 236 30 80, johannes.gasser@gasserpartner.com

Media release Page 3 September 6, 2022 January 1, 2022 Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward- looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the ability to maintain sufficient liquidity and access capital markets; market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels; the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters; our ability to improve our risk management procedures and policies and hedging strategies; the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond; the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact; potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations; the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets; adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures; the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes; the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses; the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies; the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates; geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine; political, social and environmental developments, including climate change; the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities; the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU; the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; operational factors such as systems failure, human error, or the failure to implement procedures properly; the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely; the adverse resolution of litigation, regulatory proceedings and other contingencies; actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations; the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations; the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates; the potential effects of changes in our legal entity structure; competition or changes in our competitive position in geographic and business areas in which we conduct our operations; the ability to retain and recruit qualified personnel; the ability to protect our reputation and promote our brand; the ability to increase market share and control expenses; technological changes instituted by us, our counterparties or competitors; the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing. We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021.

Media release Page 4 September 6, 2022 January 1, 2022 The Bank of N.T. Butterfield & Son Limited: Forward-Looking Statements This communication may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “could,” “intend,” “target”, “to be”, “likely to”, “can” and other similar words and expressions of the future. Various known and unknown risks, uncertainties and other factors could lead to material differences between actual results and the forward-looking statements made herein. These factors include the ability of the parties to successfully complete the proposed acquisitions or realize the anticipated benefits of the proposed transactions in the expected time-frames or at all; their ability to successfully integrate the operations of the acquired businesses into their existing operations, including without disruptions to clients’ access to trust services during the integration period; the failure of any of the conditions to the proposed transactions to be satisfied; the parties’ ability to meet expectations regarding the timing and completion of the proposed transactions; delays in obtaining any approvals (including regulatory approvals) required for the proposed transactions or an inability or perceived inability to obtain them on the anticipated schedule; and other factors. The forward-looking statements are expressly qualified in their entirety by this cautionary statement, including, without limitation, those risks and uncertainties described in Butterfield’s Securities and Exchange Commission reports and filings. Except as otherwise required by law, Butterfield assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Disclaimer This document was produced by and the opinions expressed are those of Credit Suisse and the parties mentioned in this media release as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable, but Credit Suisse and the parties mentioned in this media release do not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof. The English language version of this document is the controlling version.